Form ATS-N Exhibit 3 filing for ATS-1 (MS Trajectory Cross)

Part Number	Item Number	Question	Answer
Part III	**Item 21**	**Trade Reporting**	
Part III	Item 21a	Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	All reportable transactions effected in ATS-1 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting requirements. Transactions effected by ATS-1 are (i) reported with the weighted-average price/special pricing formula (.W) trade modifier; and (ii) reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to clause (ii) is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility as a ready and viable backups. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported.